UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Enzon Pharmaceuticals, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    293904108
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

CUSIP No. 293904108                   13G/A                  Page 2 of 12 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge International LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $35,400,000 aggregate principal amount of 4.0%
                    Convertible Senior Notes, due 2013, convertible
                    into 3,706,805 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $35,400,000 aggregate principal amount of 4.0%
                    Convertible Senior Notes, due 2013, convertible
                    into 3,706,805 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $35,400,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,706,805 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.53%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                  Page 3 of 12 Pages

-----------------------------------------------------------------------

     (1) NAMES OF REPORTING PERSONS

         Highbridge Convertible Opportunities Master Fund, L.P.
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             0
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0.00%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             PN
-----------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                  Page 4 of 12 Pages


-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge Statistical Opportunities Master Fund, L.P.
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    200 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    200 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             200 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0.00%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             PN
-----------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                  Page 5 of 12 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         STAR L.P. (a statistical arbitrage strategy)
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    777 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    777 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             777 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0.00%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             PN
-----------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                  Page 6 of 12 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    977 shares of Common Stock

                    $35,400,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,706,805 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    977 shares of Common Stock

                    $35,400,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,706,805 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             977 shares of Common Stock

             $35,400,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,706,805 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.53%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO - Limited Liability Company
-----------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                  Page 7 of 12 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Glenn Dubin
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    977 shares of Common Stock

                    $35,400,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,706,805 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    977 shares of Common Stock

                    $35,400,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,706,805 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             977 shares of Common Stock

             $35,400,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,706,805 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.53%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                  Page 8 of 12 Pages

This Amendment No. 3 (this "Amendment") amends the statement on Schedule 13G filed on May 26, 2006 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed on February 14, 2007, and as further amended by Amendment No. 2 filed on February 12, 2009 (the Original Schedule 13 G as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.01 per share (the "Common Stock"), of Enzon Pharmaceuticals, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CONVERTIBLE OPPORTUNITIES MASTER FUND, L.P.
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P.
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           STAR, L.P. (A STATISTICAL ARBITRAGE STRATEGY)
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC
           40 West 57th Street, 33rd Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           40 West 57th Street, 33rd Floor
           New York, New York 10019
           Citizenship:  United States

Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 293904108                   13G/A                  Page 9 of 12 Pages

          (a) Amount beneficially owned:

               As of December 31, 2009, (i) Highbridge International LLC beneficially owned $35,400,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013 (the "Notes"), convertible into 3,706,805 shares of Common Stock, (ii) Highbridge Convertible Opportunities Master Fund, L.P. no longer beneficially owned any shares of Common Stock, (iii) Highbridge Statistical Opportunities Master Fund, L.P. beneficially owned 200 shares of Common Stock (iv) STAR L.P. (a statistical arbitrage strategy) beneficially owned 777 shares of Common Stock of the Company and (v)each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed the beneficial owner of $35,400,000 aggregate principal amount Notes, convertible into 3,706,805 shares of Common Stock issuable to Highbridge International LLC and 977 shares of Common Stock owned by Highbridge Statistical Opportunities Master Fund, L.P. and STAR L.P.

               Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Convertible Opportunities Master Fund, L.P., Highbridge Statistical Opportunities Master Fund, L.P. and STAR L.P. (a statistical arbitrage strategy). Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock owned by Highbridge International LLC, Highbridge Convertible Opportunities Master Fund, L.P., Highbridge Statistical Opportunities Master Fund, L.P. and STAR L.P. (a statistical arbitrage strategy).

          (b) Percent of class:

               Based on the Company's Definitive Proxy Statement filed on December 21, 2009, there were 45,507,716 shares of Common Stock outstanding as of December 7, 2009. Therefore, as of December 31, 2009, based on the Company's outstanding shares of Common Stock and the Common Stock issuable upon the conversion of the Notes, (i) Highbridge International LLC beneficially owned approximately 7.53% of the outstanding shares of Common Stock of the Company,
(ii) Highbridge Convertible Opportunities Master Fund, L.P. no longer beneficially owned any shares of Common Stock of the Company, (iii) Highbridge Statistical Opportunities Master Fund, L.P. beneficially owned approximately 0.00% of the outstanding shares of Common Stock of the Company, (iv) STAR L.P. (a statistical arbitrage strategy) beneficially owned approximately 0.00% of the outstanding shares of Common Stock of the Company and (v) each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed to beneficially own approximately 7.53% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

          (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

               (ii)  Shared power to vote or to direct the vote

CUSIP No. 293904108                   13G/A                  Page 10 of 12 Pages

                     See Item 4(a)

               (iii) Sole power to dispose or to direct the disposition of

                     0

               (iv)  Shared power to dispose or to direct the disposition of

                     See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

As of December 31, 2009, Highbridge Convertible Opportunities Master Fund, L.P. no longer beneficially owned any shares of Common Stock of the Company and had ceased to be a Reporting Person with respect to the shares of Common Stock.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 11, 2010, by and among Highbridge International LLC, Highbridge Convertible Opportunities Master Fund, L.P., Highbridge Statistical Opportunities Master Fund, L.P., STAR L.P. (a statistical arbitrage strategy), Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 293904108                   13G/A                 Page 11 of 12 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 11, 2010

HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CONVERTIBLE OPPORTUNITIES
                                         MASTER FUND, L.P.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager

By: /s/ John Oliva                       By: /s/ John Oliva
------------------------------------     -----------------------------------
Name: John Oliva                         Name: John Oliva
Title: Managing Director                 Title: Managing Director

HIGHBRIDGE STATISTICAL OPPORTUNITIES     STAR, L.P. (a statistical arbitrage
MASTER FUND, L.P.                        strategy)

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager


By: /s/ John Oliva                       By: /s/ John Oliva
------------------------------------     -----------------------------------
Name: John Oliva                         Name: John Oliva
Title: Managing Director                 Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC


By: /s/ John Oliva                       By: /s/ Glenn Dubin
------------------------------------     -----------------------------------
Name: John Oliva                         GLENN DUBIN
Title: Managing Director

CUSIP No. 293904108                   13G/A                 Page 12 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Enzon Pharmaceuticals, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 11, 2010

HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CONVERTIBLE OPPORTUNITIES
                                         MASTER FUND, L.P.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager

By: /s/ John Oliva                       By: /s/ John Oliva
------------------------------------     -----------------------------------
Name: John Oliva                         Name: John Oliva
Title: Managing Director                 Title: Managing Director

HIGHBRIDGE STATISTICAL OPPORTUNITIES     STAR, L.P. (a statistical arbitrage
MASTER FUND, L.P.                        strategy)

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager


By: /s/ John Oliva                       By: /s/ John Oliva
------------------------------------     -----------------------------------
Name: John Oliva                         Name: John Oliva
Title: Managing Director                 Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC


By: /s/ John Oliva                       By: /s/ Glenn Dubin
------------------------------------     -----------------------------------
Name: John Oliva                         GLENN DUBIN
Title: Managing Director